Exhibit 99.1

Textainer Group Holdings Limited

MINUTES OF

THE 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

On Thursday, May 23, 2019, at 9:00 a.m. (local time), Textainer Group Holdings Limited, a Bermuda company (the “Company”), held its 2019 Annual General Meeting of Shareholders (the “2019 Annual Meeting”) at The Hamilton Princess, 76 Pitts Bay Road, Pembroke, Bermuda.  The close of business on April 1, 2019 was fixed as the record date for determining the holders of record (the “Shareholders”) of the Company’s common shares, $0.01 par value per share (“Common Shares”), entitled to notice of and to vote at the 2019 Annual Meeting (including any postponement or adjournment(s) thereof).  Notice of the 2019 Annual Meeting was given to the Shareholders pursuant to a Notice of 2019 Annual General Meeting of Shareholders dated April 22, 2019, which, together with the accompanying Proxy Statement and the accompanying Proxy Card, was first mailed to the Shareholders on or about April 22, 2019.  As of April 1, 2019, there were 57,402,164 Common Shares issued and outstanding.  A total of 48,101,332 Common Shares issued and outstanding as of April 1, 2019 were present in person or by proxy at the 2019 Annual Meeting, representing 83.8% of the total Common Shares issued and outstanding as of April 1, 2019.

CHAIRMAN AND SECRETARY

Hyman Shwiel served as chairman of the 2019 Annual Meeting (the “Chairman”) and Dan Cohen, Assistant Company Secretary, served as secretary of the 2019 Annual Meeting.

CONFIRMATION OF NOTICE AND QUORUM

The Chairman confirmed that notice of the 2019 Annual Meeting had been given to all of the Shareholders and that a quorum was present.

THE MEETING

The Chairman then proposed for consideration by the Shareholders the following resolutions, each of which was duly adopted as indicated below:

PROPOSAL ONE: APPROVAL OF ELECTION OF CLASS I DIRECTORS

WHEREAS, based upon the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors has nominated each of the following individuals to stand for election, in each case, as a Class I director of the Company, at the 2019 Annual Meeting:

Mr. John A. Maccarone

Mr. Dudley R. Cottingham

Mr. Hyman Shwiel

RESOLVED, that Mr. John A. Maccarone be, and hereby is, re-elected as a Class I director of the Company;

For: 14,676,734 Common Shares, representing 63.20% of the Common Shares issued and outstanding as of April 1, 2019 present in person or by proxy and voting thereon.

Against: 8,440,939 Common Shares, representing 36.35% of the Common Shares issued and outstanding as of April 1, 2019 present in person or by proxy and voting thereon.

Abstain and non-votes:  24,879,900 Common Shares, representing 51.72% of the Common Shares issued and outstanding as of April 1, 2019 present in person or by proxy.

RESOLVED FURTHER, that Mr. Dudley R. Cottingham be, and hereby is, elected as a Class I director of the Company;

For: 13,177,866 Common Shares, representing 56.75% of the Common Shares issued and outstanding as of April 1, 2019 present in person or by proxy and voting thereon.

Against: 9,937,301 Common Shares, representing 42.79% of the Common Shares issued and outstanding as of April 1, 2019 present in person or by proxy and voting thereon.

Abstain and non-votes:  24,879,900 Common Shares, representing 51.72% of the Common Shares issued and outstanding as of April 1, 2019 present in person or by proxy.

RESOLVED FURTHER, that Mr. Hyman Shwiel be, and hereby is, elected as a Class I director of the Company;

For: 15,059,301 Common Shares, representing 64.85% of the Common Shares issued and outstanding as of April 1, 2019 present in person or by proxy and voting thereon.

Against: 8,057,300 Common Shares, representing 34.70% of the Common Shares issued and outstanding as of April 1, 2019 present in person or by proxy and voting thereon.

Abstain and non-votes:  24,879,900 Common Shares, representing 51.72% of the Common Shares issued and outstanding as of April 1, 2019 present in person or by proxy.

PROPOSAL TWO: APPROVAL OF ANNUAL AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

WHEREAS, the Board of Directors of the Company has approved the annual audited financial statements of the Company for the fiscal year ended December 31, 2018, a copy of which is included in the Company’s 2018 Annual Report to Shareholders and laid before the Shareholders at the 2019 Annual Meeting (the “2018 Financial Statements”).

RESOLVED, that the 2018 Financial Statements, as included in the Company’s 2018 Annual Report to Shareholders be, and they hereby are, approved.

For: 42,786,001 Common Shares, representing 99.47% of the Common Shares issued and outstanding as of April 1, 2019 present in person or by proxy and voting thereon.

Against: 60,904 Common Shares, representing 0.14% of the Common Shares issued and outstanding as of April 1, 2019 present in person or by proxy and voting thereon.

Abstain and non-votes: 5,254,427 Common Shares, representing 10.92% of the Common Shares issued and outstanding as of April 1, 2019 present in person or by proxy.

PROPOSAL THREE: APPROVAL OF RE-APPOINTMENT OF KPMG LLP AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2019 AND AUTHORIZATION FOR THE BOARD OF DIRECTORS, acting THROUGH THE AUDIT COMMITTEE, TO FIX THE REMUNERATION OF THE INDEPENDENT AUDITORS FOR FISCAL YEAR ENDING DECEMBER 31, 2019

WHEREAS, the Board of Directors has ratified the approval of the Audit Committee of the Board of Directors (the “Audit Committee”) of the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2019.

RESOLVED, that the re-appointment of KPMG LLP to act as the Company’s independent auditors for the fiscal year ending December 31, 2019 and the authorization for the Board of Directors through the Audit Committee to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2019 be, and they hereby, are approved.

For: 47,347,543 Common Shares, representing 98.44% of the Common Shares issued and outstanding as of April 1, 2019 present in person or by proxy and voting thereon.

Against: 563,880 Common Shares, representing 1.17% of the Common Shares issued and outstanding as of April 1, 2019 present in person or by proxy and voting thereon.

Abstain: 189,909 Common Shares, representing 0.39% of the Common Shares issued and outstanding as of April 1, 2019 present in person or by proxy and voting thereon.

PROPOSAL FOUR: APPROVAL OF AN AMENDMENT AND RESTATEMENT OF THE 2015 SHARE INCENTIVE PLAN as the 2019 share incentive plan, TO INCREASE THE MAximum number of common Shares that may be granted to such plan by 2,500,000 shares and to update the plan lanugage to eliminate references to irs section 162(m) to reflect changes in us tax rules

WHEREAS, the Board of Directors approved the amendment and restatement of the Company’s 2015 Share Incentive Plan as the 2019 Share Incentive Plan (the “Plan”) in order to increase the maximum number of Common Shares that may be granted pursuant to the Plan by 2,500,000 shares, and to update the plan language to eliminate references to IRS Section 162(m) to reflect changes in US tax rules.

RESOLVED, that the amendment and restatement of the Company’s 2015 Share Incentive Plan as the 2019 Share Incentive Plan (the “Plan”) in order to increase the maximum number of Common Shares that may be granted pursuant to the Plan by 2,500,000 shares and to update the plan language to eliminate references to IRS Section 162(m) to reflect changes in US tax rules, are approved by the Shareholders.

For: 42,429,435 Common Shares, representing 98.64% of the Common Shares issued and outstanding as of April 1, 2019 present in person or by proxy and voting thereon.

Against: 457,135 Common Shares, representing 1.06% of the Common Shares issued and outstanding as of April 1, 2019 present in person or by proxy and voting thereon.

Non-votes: 5,084,929 Common Shares, representing 8.86% of the Common Shares issued and outstanding as of April 1, 2019.

Abstain: 129,833 Common Shares, representing 0.30% of the Common Shares issued and outstanding as of April 1, 2019 present in person or by proxy and voting thereon.

OTHER BUSINESS

No other business was brought before the meeting.

CLOSE OF MEETING

There being no further business, the 2019 Annual Meeting then concluded.

Minutes prepared by:Confirmed by:

/s/ Dan Cohen/s/ Hyman Shwiel

Dan CohenHyman Shwiel

Assistant Company SecretaryChairman

Date:August 9, 2019Date: August 9, 2019